TMM COMPANY CONTACT:               AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                          Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                     312-726-3600
jacinto.marina@tmm.com.mx                                         kwalczak@dresnerco.com

Carlos Aguilar, CFO
011-525-55-629-8729
carlos.aguilarm@tmm.com.mx

Mauricio Monterrubio, Investor Relations
011-525-55-629-8712
mauricio.monterrubio@tmm.com.mx

GRUPO TMM REPORTS FIRST-QUARTER 2015 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

2015 First-Quarter Results Include:
•	Income of $713.7 million
•	Free cash flow increase to $83.4 million
•	Shipyard revenues improve 74.9 percent over Q1 2014
•	Maritime fleet utilization of 92.0 percent

(Mexico City, April 30, 2015) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation and logistics Company, reported today its financial results for the first quarter of 2015.

MANAGEMENT OVERVIEW
José F. Serrano, chairman and chief executive officer of Grupo TMM, said, “TMM remains focused on maintaining its leadership in our industry by taking advantage of opportunities brought about by changes in the market. In particular, Mexican Energy Reform has provided important opportunities for a number of domestic and foreign companies to participate in the oil exploration and production industry in Mexico. We are extremely well positioned to partner with these companies, as well as Pemex, to provide offshore shipping services to the Mexican oil industry.”

Serrano concluded, “We continue our efforts to strengthen the Company’s balance sheet, reduce debt and improve profitability through capitalization and cost optimization of all our businesses.

FIRST-QUARTER 2015 OPERATING AND FINANCIAL RESULTS
Compared to the same period last year, consolidated revenues in the 2015 first quarter increased $26.7 million, mainly due to higher revenues at the Maritime segment.

First-quarter 2015 consolidated operating profit was $99.9 million, a decrease of 19.2 percent, compared to $123.6 million in the same period last year, primarily due to higher costs in the Maritime segment as a result of the change to low-sulfur fuels to comply with new regulations, as well as higher depreciation costs due to the new accounting policy for valuation of vessels.

In the 2015 first quarter, other income net was $16.1 million, mainly attributable to the proceeds from the sale of assets, compared to 2014 first-quarter other income net of $23.9 million.

First-quarter 2015 consolidated EBITDA was $257.2 million compared to $271.6 million for the same period last year.

Compared to the same period last year, Maritime revenues grew $28.4 million to $628.3 million in the 2015 first quarter due mainly to higher revenues in the offshore segment of $40.9 million as a result of one additional vessel in operation, and in shipyard of $11.2 million, or 74.9 percent, partially impacted by a decrease in revenues in harbor tugs due to a lower calls in the LNG terminal and in product tankers attributable to lower utilization.

Comparing the 2015 first quarter with the same period of 2014, Maritime operating profit decreased 9.5 percent from $141.2 million to $127.8 million, mainly attributable to lower revenues in harbor tugs in the LNG terminal, as well as the change to low-sulfur fuel, which carries a higher price. Maritime operating profit was also negatively impacted by increased costs in chemical tankers due to adverse weather conditions.

First-quarter 2015 Maritime EBITDA decreased 1.5 percent to $279.5 million compared to $283.9 million in the same period of 2014. First-quarter EBITDA margin was 44.5 percent in the 2015 period compared to 47.3 percent in the 2014 same period.

Ports and Terminals revenues decreased 10.0 percent in the 2015 first quarter compared to the same period of 2014 to $66.8 million, primarily attributable to lower revenues in the automotive segment, as well as at the Tuxpan and Tampico operations, partially offset by higher revenues in agencies and the intermodal terminal.

Ports and Terminals operating profit increased 10.9 percent to $11.8 million in the 2015 first quarter compared to the same period of 2014 mainly attributable to higher revenues in agencies and in the intermodal terminal, as well as lower operating costs in the Tuxpan, Tampico and automotive segment operations.

Ports and Terminals EBITDA for the 2015 first quarter increased 10.7 percent to $15.6 million compared to $14.1 million in same period of 2014. First-quarter EBITDA margin was 23.3 percent in the 2015 period compared to 19.0 percent in the 2014 same period.

DEBT
As of March 31, 2015, TMM’s total net debt was $10,272.9 million. The Company paid approximately $234.3 million interest of its Trust Certificates debt. Of TMM’s total debt, $759.3 million or 7.0 percent, is short term.

Total Debt*
– Millions of Mexican Pesos –
	As of 12/31/14	As of 03/31/15
Mexican Trust Certificates (1)	$9,900.9	$9,836.3
Other Corporate Debt	1,087.3	1,064.4
Total Debt	$10,988.2	$10,900.7
Cash	743.0	627.8
Net Debt	$10,245.2	$10,272.9
*Book Value
(1) 20-year term, non-recourse to the Company and rated “AA” with Stable Outlook by HR Ratings de México.

Headquartered in Mexico City, Grupo TMM is a Latin American maritime transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of maritime services port management and logistics. Visit Grupo TMM's web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and Subsidiaries
*Balance Sheet (Under Discontinuing Operations)
- Millions of Pesos -

	March 31,	December 31,
	2015	2014

Current assets:
Cash and cash equivalents	627.8	743.0
Accounts receivable
Accounts receivable - Net	791.6	782.0
Other accounts receivable	1,059.2	947.1
Prepaid expenses and others current assets	176.3	149.0
Non-current assets held for sale	173.7	184.9
Total current assets	2,828.4	2,806.1
Property, machinery and equipment	9,357.2	9,459.4
Cumulative Depreciation	(454.9)	(461.0)
Property, machinery and equipment - Net	8,902.3	8,998.4
Other assets	298.4	309.5
Deferred taxes	810.3	810.3
Total assets	12,839.5	12,924.3

Current liabilities:
Bank loans and current maturities of long-term liabilities	759.3	918.6
Suppliers	425.4	371.6
Other accounts payable and accrued expenses	693.9	631.0
Liabilities directly associated with non-current assets held for sale	89.6	94.2
Total current liabilities	1,968.1	2,015.3
Long-term liabilities:
Bank loans	361.7	344.4
Trust certificates debt	9,779.8	9,725.1
Other long-term liabilities	204.7	201.9

Total long-term liabilities	10,346.2	10,271.4
Total liabilities	12,314.3	12,286.8

Total stockholders´ equity	525.1	637.5

Total liabilities and stockholders´ equity	12,839.5	12,924.3
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended
	March 31,
	2015	2014

Ports and Terminals	66.8	74.3
Maritime	628.3	599.9
Corporate and others	18.5	12.7
Revenue from freight and services	713.7	686.9

Ports and Terminals	(51.2)	(60.2)
Maritime	(348.8)	(316.0)
Corporate and others	(18.2)	(13.0)
Cost of freight and services	(418.2)	(389.3)

Ports and Terminals	(3.8)	(3.5)
Maritime	(151.7)	(142.6)
Corporate and others	(1.9)	(1.9)
Depreciation and amortization	(157.3)	(148.0)

Corporate expenses	(54.4)	(50.0)
Ports and Terminals	11.8	10.6
Maritime	127.8	141.2
Corporate and others	(1.5)	(2.2)
Other (expenses) income - Net	16.1	23.9
Operating Income	99.9	123.6
Financial (expenses) income - Net	(193.4)	(216.4)
Exchange gain (loss) - Net	3.1	(3.1)
Net financial cost	(190.3)	(219.5)
Loss before taxes	(90.4)	(96.0)
Provision for taxes	(0.5)	(2.2)

Net loss before discontinuing operations	(90.9)	(98.2)
Loss from discontinuing operations	(21.5)	(16.6)
Net loss for the period	(112.4)	(114.8)

Attributable to:
Minority interest	0.1	(1.5)
Equity holders of GTMM, S.A.B.	(112.5)	(113.2)

Weighted average outstanding shares (millions)	102.183	102.183
Income (loss) earnings per share (dollars / share)	(1.1)	(1.1)

Outstanding shares at end of period (millions)	102.183	102.183
Income (loss) earnings per share (dollars / share)	(1.1)	(1.1)
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flows (Under Discontinuing Operations)
- Millions of Pesos -

	Three months ended
	March 31,
	2015	2014

Cash flow from operation activities:
Net loss before discontinuing operations	(90.9)	(98.2)
Charges (credits) to income not affecting resources:
Depreciation & amortization	176.6	167.8
Other non-cash items	200.4	206.2
Total non-cash items	377.0	374.0
Changes in assets & liabilities	(68.1)	(12.4)
Total adjustments	308.9	361.6
Net cash provided by operating activities	218.1	263.4

Cash flow from investing activities:
Proceeds from sales of assets	11.1	55.7
Payments for purchases of assets	(50.1)	(16.9)
Net cash (used in) provided by investment activities	(39.0)	38.8

Cash flow provided by financing activities:
Short-term borrowings (net)	(60.4)	8.5
Repayment of long-term debt	(267.6)	(428.7)
Proceeds from issuance of long-term debt	30.0
Net cash used in financing activities	(298.0)	(420.2)
Exchange losses on cash	3.6	(0.1)
Net decrease in cash	(115.3)	(118.1)
Cash at beginning of period	743.0	895.0
Cash at end of period	627.8	776.9
*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.